                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                             (AMENDMENT NO. ______)


                       Paradigm Advanced Technologies Inc.
                 ----------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   699004 10 7
                              ---------------------
                                 (CUSIP Number)


                          Triple Five Investments, Ltd.
                       Suite 200, 9510 West Sahara Avenue
                             Las Vegas, Nevada 89117
                           Attention: Nader Ghermezian
                                 with copies to:
                            Martin E. Karlinsky, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                               New York, NY 10022
                                 (212) 940-8800


--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                January 27, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (Sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

----------------------------                               ---------------------
  CUSIP NO. 699004 10 7                                        Page 2 of 19
----------------------------                               ---------------------

--------------------------------------------------------------------------------
  1     Names of Reporting Persons
        I.R.S. Identification Nos. Of Above Persons (entities only)

        DANTON ENTERPRISES LTD.
        Not applicable
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     Source of Funds (See Instructions)

        WC
--------------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
  6     Citizenship or Place of Organization

        ALBERTA - CANADA
--------------------------------------------------------------------------------
                   7   Sole Voting Power

                       See Item 5
                  --------------------------------------------------------------
  NUMBER OF        8   Shared Voting Power
    SHARES
 BENEFICIALLY          See Item 5
OWNED BY EACH     --------------------------------------------------------------
  REPORTING        9   Sole Dispositive Power
 PERSON WITH
                       See Item 5
                  --------------------------------------------------------------
                  10   Shared Dispositive Power

                       See Item 5
--------------------------------------------------------------------------------
 11     Aggregate Amount Beneficially Owned by Each Reporting Person

        150,001
--------------------------------------------------------------------------------
 12     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)                                   [ ]
--------------------------------------------------------------------------------
 13     Percent of Class Represented
        By Amount in Row (11)

        Less than 1%
--------------------------------------------------------------------------------
 14     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

----------------------------                               ---------------------
  CUSIP NO. 699004 10 7                                        Page 3 of 19
----------------------------                               ---------------------

--------------------------------------------------------------------------------
   1      Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          TRIPLE FIVE FINANCIAL LLC
          88-0483141
--------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
   6      Citizenship or Place of Organization

          NEVADA
--------------------------------------------------------------------------------
                     7    Sole Voting Power

                          See Item 5
                   -------------------------------------------------------------
   NUMBER OF         8    Shared Voting Power
     SHARES
  BENEFICIALLY            See Item 5
 OWNED BY EACH     -------------------------------------------------------------
   REPORTING         9    Sole Dispositive Power
  PERSON WITH
                          See Item 5
                   -------------------------------------------------------------
                    10    Shared Dispositive Power

                          See Item 5
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          20,475,000
--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                                 [ ]
--------------------------------------------------------------------------------
   13     Percent of Class Represented
          By Amount in Row (11)

          22.39%
--------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

----------------------------                               ---------------------
  CUSIP NO. 699004 10 7                                        Page 4 of 19
----------------------------                               ---------------------

--------------------------------------------------------------------------------
   1      Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          TRIPLE FIVE INVESTMENTS, LTD.
          88-0430812
--------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
   6      Citizenship or Place of Organization

          NEVADA
--------------------------------------------------------------------------------
                    7    Sole Voting Power

                         See Item 5
                  --------------------------------------------------------------
   NUMBER OF        8    Shared Voting Power
     SHARES
  BENEFICIALLY           See Item 5
 OWNED BY EACH    --------------------------------------------------------------
   REPORTING        9    Sole Dispositive Power
  PERSON WITH
                         See Item 5
                  --------------------------------------------------------------
                   10    Shared Dispositive Power

                         See Item 5
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          4,000,000
--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                                 [ ]
--------------------------------------------------------------------------------
   13     Percent of Class Represented
          By Amount in Row (11)

          5.6%
--------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

----------------------------                               ---------------------
  CUSIP NO. 699004 10 7                                        Page 5 of 19
----------------------------                               ---------------------

--------------------------------------------------------------------------------
   1      Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          REGENT VENTURES LLC
          88-0483140
--------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
   6      Citizenship or Place of Organization

          NEVADA
--------------------------------------------------------------------------------
                      7    Sole Voting Power

                           See Item 5
                    ------------------------------------------------------------
    NUMBER OF         8    Shared Voting Power
      SHARES
   BENEFICIALLY            See Item 5
  OWNED BY EACH     ------------------------------------------------------------
    REPORTING         9    Sole Dispositive Power
   PERSON WITH
                           See Item 5
                    ------------------------------------------------------------
                     10    Shared Dispositive Power

                           See Item 5
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          450,000
--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                                 [ ]
--------------------------------------------------------------------------------
   13     Percent of Class Represented
          By Amount in Row (11)

          Less than 1%
--------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

----------------------------                               ---------------------
  CUSIP NO. 699004 10 7                                        Page 6 of 19
----------------------------                               ---------------------

--------------------------------------------------------------------------------
   1      Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          8827 CORP.
          88-0483335
--------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
   6      Citizenship or Place of Organization

          NEVADA
--------------------------------------------------------------------------------
                      7    Sole Voting Power

                           See Item 5
                   -------------------------------------------------------------
   NUMBER OF          8    Shared Voting Power
     SHARES
  BENEFICIALLY             See Item 5
 OWNED BY EACH     -------------------------------------------------------------
   REPORTING          9    Sole Dispositive Power
  PERSON WITH
                           See Item 5
                   -------------------------------------------------------------
                     10    Shared Dispositive Power

                           See Item 5
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          50,000
--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                                 [ ]
--------------------------------------------------------------------------------
   13     Percent of Class Represented
          By Amount in Row (11)

          Less than 1%
--------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER.
         --------------------

This statement relates to the common stock, par value $.0001 per share (the "Paradigm Common Stock"), of Paradigm Advanced Technologies Inc., a Delaware corporation ("Paradigm"). The principal executive offices of Paradigm are located at 30 Leek Crescent, Richmond Hill, Ontario, Canada L4B 4N4.

Item 2.  IDENTITY AND BACKGROUND.
         ------------------------

This statement is being filed by:

     (i)     Danton Enterprises Ltd., an Alberta, Canada corporation ("Danton"),

     (ii) Triple Five Financial LLC, a Nevada limited liability company ("Triple Five F"),

     (iii)   Triple Five Investments, Ltd., a Nevada corporation ("Triple
             Five I"),

     (iv) Regent Ventures LLC, a Nevada limited liability company ("Regent"), and

     (v) 8827 Corp., a Nevada corporation ("8827" and together with Danton, Triple Five F, Triple Five I and Regent, the "Reporting Persons").

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934 (the "Exchange Act"), the Reporting Persons have agreed to file jointly one statement with respect to their beneficial ownership of Paradigm Common Stock, and this joint statement of the Reporting Persons is hereinafter referred to as the "Statement". The Reporting Persons do not constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act.

Each of the Reporting Persons has its principal executive offices at Suite 200, 9510 West Sahara Avenue, Las Vegas, Nevada 89117. Each of the Reporting Persons is a holding and investment company.

The name of each director and executive officer of each of the Reporting Persons, his residence or business address, his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and his citizenship are set forth in Annexes A, B, C, D and E.

None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person listed in Annexes A, B, C, D and E, has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

In March 2000, Danton exercised a warrant to purchase 150,001 shares of Paradigm Common Stock at an exercise price of $.30 per share. Danton acquired the warrant (and certain shares of Paradigm Common Stock, which shares Danton no longer owns) as a result of an investment in Paradigm in 1996.

Pursuant to a letter agreement between Paradigm and Triple Five F dated July 4, 2000 (the "July 4 Agreement"), Paradigm agreed to, among other things, issue to Triple Five F certain shares of Paradigm Common Stock and warrants to purchase shares of Paradigm Common Stock in connection with consulting services provided to Paradigm by Triple Five F and certain of its affiliates. Paradigm failed to deliver such shares and warrants to Triple Five F in accordance with the terms of the July 4 Agreement. On November 9, 2000, Triple Five F commenced litigation against Paradigm in connection with Paradigm's failure to issue such shares and warrants. Pursuant to a settlement agreement dated November 13, 2000 between Triple Five F and Paradigm (the "Settlement Agreement"), Paradigm issued to Triple Five F (or an affiliate thereof) the following:

     (i) 450,000 shares of Paradigm Common Stock. Upon Triple Five F's request, such shares were issued in the name of Regent.

     (ii) A warrant to purchase 5,000,000 shares of Paradigm Common Stock, which warrant must be exercised on or before November 13, 2005 at a purchase price of $1.75 per share.

     (iii) A warrant to purchase 6,000,000 shares of Paradigm Common Stock, which warrant must be exercised on or before November 13, 2005 at a purchase price of $2.00 per share.

In accordance with the terms of the Settlement Agreement, Paradigm was required to issue to Triple Five F (i) on December 1, 2000, a warrant to purchase 2,000,000 shares of Paradigm Common Stock, which warrant must be exercised on or before December 1, 2005 at a purchase price of $2.00 per share, and (ii) on January 2, 2001, a warrant to purchase 2,000,000 shares of Paradigm Common Stock, which warrant must be exercised on or before January 2, 2006 at a purchase price of $2.00 per share (collectively, the "Dec-Jan Warrants"). As of the date hereof, the Dec-Jan Warrants have not been delivered to Triple Five F. For purposes of reporting the relevant Reporting Persons' beneficial ownership in the Statement, the shares of Paradigm Common Stock underlying the Dec-Jan Warrants have been included in the calculation of beneficial ownership (See Item
5).

In addition, in accordance with the terms of the Settlement Agreement, Paradigm is required to deliver to Triple Five F (i) on February 1, 2001, a warrant to purchase 2,000,000 shares of Paradigm Common Stock, which warrant must be exercised on or before February 1, 2006 at a purchase price of $3.00 per share,
(ii) on March 1, 2001, a warrant to purchase 2,000,000 shares of Paradigm Common Stock, which warrant must be exercised on or before March 1, 2006 at a purchase price of $3.00 per share, and (iii) on April 1, 2001, a warrant to purchase 1,000,000 shares of Paradigm Common Stock (the "April Warrants"), which warrant must be exercised on or before April 1, 2006 at a purchase price of $4.00 per share. For purposes of reporting the relevant Reporting Persons' beneficial ownership in the Statement, the shares of Paradigm Common Stock underlying such warrants (including the April Warrants) have been included in the calculation of beneficial ownership (See Item 5).

Pursuant to subscription agreements dated January 27, 2000 and February 1, 2000 between Triple Five I and Paradigm, Triple Five I acquired an aggregate of 2,000,000 shares of Paradigm Common Stock at a purchase price of $.05 per share and warrants to purchase an aggregate of 2,000,000 shares of Paradigm Common Stock (the "Triple Five I Warrants"). One half of the Triple Five I Warrants must be exercised on or before January 26, 2003 and the balance must be exercised on or before February 1, 2003, all at a purchase price of $.25 per share.

Pursuant to the terms of the July 4 Agreement, Triple Five F agreed to lend to Paradigm $1,000,000 for a term of 210 days, bearing interest at a rate of 10% per annum (the "Loan"). Under the Settlement Agreement, Paradigm acknowledged its obligation to repay to Triple Five F the principal sum of the Loan on or before January 30, 2001, with applicable interest as accrued thereon. Paradigm agreed to off set $500,000 of the principal amount of the Loan against the exercise price for Triple Five I's exercise of the Triple Five I Warrants. Under the terms of the Settlement Agreement, Paradigm is obligated to repay the balance of the Loan to Triple Five F on the terms set forth in the Settlement Agreement; provided, however, Triple Five F may, at its option, convert the balance of the Loan into shares of Paradigm Common Stock based on a purchase price of $1.00 per share. As of the date hereof, $475,000 of the Loan remains outstanding.

Pursuant to an agreement between Paradigm and 8827, dated May 12, 2000, Paradigm agreed to issue to 8827 50,000 shares of Paradigm Common Stock in exchange for certain rights and interests of 8827 in a license.

All of the shares of Paradigm Common Stock reported in this Statement are ultimately beneficially owned by certain members of the Ghermezian Family by virtue of their ownership, directly or indirectly, of various entities, which entities own each of the Reporting Persons. The "Ghermezian Family" is a Canadian family, with its principal business interests in Canadian and U.S. real estate and other ventures.

Item 4.  PURPOSE OF TRANSACTION.
         -----------------------

The Reporting Persons do not have any present plans or intentions which relate to or would result in any of the following:

     (a) the acquisition of any person of additional securities of Paradigm, or the disposition of securities of Paradigm;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Paradigm or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of Paradigm or of any of its subsidiaries;

     (d) any change in the present board of directors or management of Paradigm, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of Paradigm;

     (f) any other material change in Paradigm's business or corporate structure, including but not limited to, if Paradigm is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) changes in Paradigm's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Paradigm by any person;

     (h) causing a class of securities of Paradigm to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of Paradigm becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

     (j)     any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

(a) As of the date hereof, members of the Ghermezian Family beneficially owned
(i) 25,125,001 shares of Paradigm Common Stock (which consists of 150,001 shares owned of record by Danton, 4,000,000 shares owned by Triple Five I, 450,000 shares owned of record by Regent, and 50,000 shares owned of record by 8827),
(ii) 20,000,000 shares of Paradigm Common Stock issuable upon the exercise of warrants (including the Jan-Feb Warrants and the April Warrants) held by Triple Five F or which will be issued to Triple Five F within the next 60 days, and
(iii) 475,000 shares of Paradigm Common Stock issuable upon the conversion of the balance of the Loan by Triple Five F. This represents 27.5% of the outstanding Paradigm Common Stock, assuming that the relevant Reporting Persons exercised their respective warrants (including the April Warrants) for shares of Paradigm Common Stock and that Triple Five F converted the balance of the Loan into shares of Paradigm Common Stock, based on 70,978,679 shares of Paradigm Common Stock outstanding as reported by Paradigm.

Based on the foregoing, as of the date hereof, Danton beneficially owned 150,001 shares of Paradigm Common Stock or less than 1% of the outstanding Paradigm Common Stock.

Based on the foregoing, as of the date hereof, Triple Five F beneficially owned 20,475,000 shares of Paradigm Common Stock or approximately 22.39% of the outstanding Paradigm Common Stock.

Based on the foregoing, as of the date hereof, Triple Five I beneficially owned 4,000,000 shares of Paradigm Common Stock or approximately 5.6% of the outstanding Paradigm Common Stock.

Based on the foregoing, as of the date hereof, Regent beneficially owned 450,000 shares of Paradigm Common Stock or less than 1% of the outstanding Paradigm Common Stock.

Based on the foregoing, as of the date hereof, 8827 beneficially owned 50,000 shares of Paradigm Common Stock or less than 1% of the outstanding Paradigm Common Stock.

(b) Members of the Ghermezian Family have the sole power to vote and sole power to dispose of all of the the Paradigm Common Stock reported herein.

(c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annexes A, B, C, D and E, beneficially owns, or has acquired or disposed of, any shares of Paradigm Common Stock during the past 60 days.

(d) Members of the Ghermezian Family have the sole right to receive or the sole power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Paradigm Common Stock.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ----------------------------

Except as disclosed in Item 3 above, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annexes A, B, C, D and E, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Paradigm, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------

       Exhibit Number         Description
       --------------         -----------
             1                Joint Filing Agreement dated January 26, 2001,
                              among Danton, Triple Five F, Triple Five I, Regent and 8827.

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 26, 2001



DANTON ENTERPRISES LTD.                          TRIPLE FIVE FINANCIAL LLC



By: /s/ Syd Ghermezian                           By: /s/ Syd Ghermezian
   ------------------------------                   ---------------------------
Name:  Syd Ghermezian                            Name:  Syd Ghermezian
Title:  Vice President                           Title:  Manager


TRIPLE FIVE INVESTMENTS, LTD.                    REGENT VENTURES LLC



By: /s/ Syd Ghermezian                           By: /s/ Syd Ghermezian
   ------------------------------                   ---------------------------
Name:  Syd Ghermezian                            Name:  Syd Ghermezian
Title:  President                                Title:  President



8827 CORP.



By: /s/ Syd Ghermezian
   ------------------------------
Name: Syd Ghermezian
Title:  President, Secretary and Treasurer

                                     ANNEX A

     The names and present principal occupations of the directors and executive officers of Danton Enterprises Ltd. are set forth below. Each of the director and the executive officers is a Canadian citizen, with a business address of Suite 200, 9510 West Sahara Avenue, Las Vegas, Nevada 89117.

Name                     Office                    Principal Occupation or
----                     ------                    Employment and Address
                                                   ----------------------

David Ghermezian         Director and              Real estate developer and
                         President & Treasurer     venture capitalist

Syd Ghermezian           Vice President            Venture capitalist

                                     ANNEX B


     The name and present principal occupation of the manager of Triple Five Financial LLC is set forth below. The manager is a Canadian citizen, with a business address of Suite 200, 9510 West Sahara Avenue, Las Vegas, Nevada 89117.



Name                           Office            Principal Occupation or
----                           ------            Employment and Address
                                                 ----------------------

Syd Ghermezian                 Manager           Venture capitalist

                                     ANNEX C


     The names and present principal occupations of the director and the executive officers of Triple Five Investments, Ltd. are set forth below. Each of the director and the executive officers is a Canadian citizen, with a business address of Suite 200, 9510 West Sahara Avenue, Las Vegas, Nevada 89117.

Name                      Office                     Principal Occupation or
----                      ------                     Employment and Address
                                                     ----------------------


Nader Ghermezian          Director                   Real estate developer and
                                                     venture capitalist

Syd Ghermezian            President & Secretary      Venture capitalist

David Ghermezian          Treasurer                  Real estate developer and
                                                     venture capitalist

                                     ANNEX D

     The names and present principal occupations of the managers of Regent Ventures LLC are set forth below. Each of the managers is a Canadian citizen, with a business address of Suite 200, 9510 West Sahara Avenue, Las Vegas, Nevada 89117.

Name                           Office            Principal Occupation or
----                           ------            Employment and Address
                                                 ----------------------

Syd Ghermezian                 Manager           Venture capitalist

David Ghermezian               Manager           Real estate developer and
                                                 venture capitalist

                                     ANNEX E


     The names and present principal occupations of the director and the executive officer of 8827 Corp. are set forth below. The director and executive officer is a Canadian citizen, with a business address of Suite 200, 9510 West Sahara Avenue, Las Vegas, Nevada 89117.

Name                    Office                     Principal Occupation or
----                    ------                     Employment and Address
                                                   ----------------------
Syd Ghermezian          Director, President,       Venture capitalist
                        Secretary and Treasurer

                                INDEX TO EXHIBITS

   Exhibit Number       Description
        1               Joint Filing Agreement dated January 26, 2001 among
                        Danton, Triple Five F, Triple Five I, Regent and 8827.